FULFILLMENT  SERVICES  AGREEMENT

This Fulfillment Services Agreement (“Agreement”) is made and entered into this 15th day of May, 2017,

between 5 Logistics, LLC of 6750 East 46th AVE Drive Suite 400 Denver, CO 80239 (“Company”)

and Feel The World, Inc. of 100 Technology Drive, Suite 315C, Broomfield, CO 80021 (“Customer”).

RECITALS

1.       Company  is  in  the  business  of providing  order  fulfillment,  packaging,  warehousing,

domestic  shipping,  and  international  shipping  solutions.

2.       Customer  desires  to  use  Company’s  services  as  provided  herein  below  in  the  Agreement.

3.  Now,  therefore,  in  consideration  of the  mutual  covenants  and  agreements  contained herein.  Company  hereby  agree  as  follows:

AGREEMENT

1.       SCHEDULES

a.    Company  and  Customer  mutually  acknowledge  and  agree  that  the  detailed  terms and  conditions  of any  and  all  projects  entered  into  between  Company  and

Customer  shall  be  set  forth  in  a  form  and  format  substantially  similar  to  the schedule  of even  date  herewith  and  delivered  concurrently  herewith  (the  "Original

Schedule"),  which  sets  forth  the  fulfillment  project.  Company  and  Customer acknowledge  and  agree  that  in  addition  to  the  terms  and  conditions  of the  Original

Schedule  and  any  other  comparable  schedule  acknowledged  in  writing  by  the parties  hereto  and  referencing  this  Agreement  (each  a  "Schedule"  and  collectively the  "Schedules"),  the  general  terms  of this  Agreement  shall  apply  to  each  project contained  therein,  as  applicable,  and  the  overall  relationship  between  Company and  Customer.  If there  is  a  conflict  between  the  terms  of the  Schedules  and  this

Agreement,  the  terms  of the  Schedules  shall  control.

b.   Commencing  as  of the  date  hereof and  continuing  during  the  term  of this

Agreement,  Company  shall,  subject  to  the  terms  and  conditions  of this  Agreement and  any  Schedules,  provide  Customer  or  cause  Company’s  various  affiliates  (all of which  are  collectively  referred  to  as  "Company")  to  provide  the  services identified  on  any  Schedules  (collectively  referred  to  as  the  "Fulfillment

Services").

c.   From  time  to  time  during  the  term  of this  Agreement,  Customer  may  request  that

Company  take  part  in  a  new  project(s).  Any  such  request  shall  be  in  writing.

Company  reserves  the  right  to  accept  or  decline  any  project  in  which  Customer seeks  its  participation  for  any  reason.  In  the  event  a  new  project  is  accepted,  a

Schedule  will  be  created  pursuant  to  the  terms  hereof  and  attached  to  and  made  a part  of this  Agreement  as  contemplated  in  Section  1(a)  above.

d.   The  pricing  of Fulfillment  Services  for  each  individual  project  shall  be  set  forth  in the  relevant  Schedule.  Commencing  after  the  expiration  of one  year  from  and after  the  Effective  Date,  Company  reserves  the  right,  upon  sixty  (90)  days  prior written  notice  to  Customer,  to  increase  the  price  of Fulfillment  Services  that

Company  provides  to  Customer.

e.    Postage  and  freight  rates  anticipated  to  apply  to  the  performance  of  any

Fulfillment  Services  project  shall  be  determined  by  Company  for  each  project  and shall  be  communicated  in  writing  to  Customer  in  the  Original  Schedule.

f.    Customer  acknowledges  that  it  or  its  agent  is  solely  responsible  for  identifying and  resolving  sales  and  use  tax  collection  issues  for  product  orders,  including  the necessity  of charging  and  collecting  such  taxes.

2.       PAYMENT  TERMS

a.   Company  shall  invoice  Customer  for  the  Fulfillment  Services  every  month  or week,  setting  forth  (i)  a  detailed  list  of Fulfillment  Services  provided  to  Customer during  the  prior  month,  (ii)  associated  charges  for  the  services,  (iii)  shipment services  on  a  per  shipment  basis,  having  a  net  15  term.  Full  payment  of all invoices  is  due  in  full  within  15  days  of issuance  of the  invoice.

b.  Company  and  Customer  shall  use  their  best  efforts  to  resolve  any  disputed  invoice through  negotiations.  In  the  event  that  disputed  amounts  are  not  resolved  within

60  days  of issuance  of the  invoice,  all  unpaid  portions  of the  invoice  shall  become immediately  due  and  payable.

c.   In  the  event  of continued  nonpayment,  Customer  shall  be  responsible  for  all reasonable  collection  costs  incurred  by  Company  to  collect  on  delinquent accounts.  Reasonable  collection  costs  shall  include  reasonable  Court  costs,

attorney  fees,  and  alternative  dispute  resolution  fees  incurred  by  Company,

ASSUMING  THERE  IS  A  FINDING  BY  A  COURT  OR  ARBITRATOR  THAT

SUCH  FEES  ARE  REASONABLE  AND  SHOULD  BE  PAID  BY  CUSTOMER.

d.   Company  shall  assess  an  interest  rate  of  1  percent  per  month  on  all  receivables  not paid  (AS  REQUIRED  BY  THE  COURT  OR  AN  ARBITRATOR)  within  the above-stated  time  periods.  Interest  will  continue  to  accrue  until  all  overdue payments,  plus  interest  charges,  are  paid  in  full.

3.       TERM  AND  TERMINATION

a.   Unless  terminated  at  an  earlier  point  as  provided  herein,  the  term  of this agreement  shall  be  for  a  period  of_1_years  commencing  on  the  Effective

Date.  Customer  shall  have  the  option  of  extending  this  Agreement  for_1_

additional  years  after  the  expiration  date  of this  Agreement  by  providing  written notice  of Customer’s  intent  to  extend  this  Agreement  90  days  prior  to  the

Expiration  Date.

b.   This  Agreement  may  be  terminated  as  follows:

i.    By  either  party,  upon  30  days  prior  written  notice  to  the  other  party,  in  the event  of a  material  breach  of this  Agreement  by  the  other  party.  The written  notice  shall  specify  the  precise  nature  of the  breach.  In  the  event the  breaching  party  cures  the  breach  within  the  30-day  notice  period,  this

Agreement  shall  not  terminate.

ii.    By  either  party,  immediately  or  upon  written  notice  to  the  other  party  in the  event  the  other  party  voluntarily  files  or  has  filed  involuntarily  against it  a  petition  under  the  United  States  Bankruptcy  Code.

c.   The  rights  of the  parties  to  terminate  this  Agreement  or  any  Schedule  are  not exclusive  of any  other  rights  and  remedies  available  at  law  or  in  equity,  and  such rights  shall  be  cumulative.

d.  Notwithstanding  any  termination  by  either  party  of this  Agreement  or  any

Schedule,  Company  shall  continue  to  fulfill  all  orders  from  customers,  and

Customer  shall  continue  to  remit  amounts  due  to  Company  under  this  Agreement or  any  Schedule,  in  connection  with  any  product  orders  made  prior  to  the  effective date  of such  termination.

4.  RELATIONSHIP  OF  THE  PARTIES

a.   The  relationship  created  hereunder  between  Company  and  Customer  shall  be solely  that  of independent  contractors  entering  into  an  agreement.  No representations  or  assertions  shall  be  made  or  actions  taken  by  either  party  which could  imply  or  establish  any  agency,  joint  venture,  partnership,  employment  or trust  relationship  between  the  parties  with  respect  to  the  subject  matter  of this

Agreement  or  any  Schedule.

b.   Company  reserves  the  right  to  subcontract  with  other  individuals  and  businesses for  Fulfillment  Services  required  to  be  performed  pursuant  to  this  Agreement  and any  Schedule.  Company  shall  be  responsible  for  all  payments  to,  as  well  as  the direction  and  control  of the  work  to  be  performed  by  its  subcontractors,  if any.

Subject  to  and  solely  in  accordance  with  the  provisions  of  Section  1,  Company reserves  the  right  to  increase  its  pricing  at  any  time  in  accordance  with  any  rate increases  by  subcontractors.

5.       INVENTORY  AND  RISK  OF  LOSS

a.   Subject  to  the  provisions  herein.  Company  acknowledges  that  Customer  shall retain  all  right  and  title  to  all  Inventory  and  packaging  materials  which  Customer causes  to  be  delivered  to  Company  under  this  Agreement.  Customer  may physically  inspect  upon  reasonable  notice  to  Company.

b.   Company  shall  be  responsible  for  exercising  reasonable  care  under  the circumstances  and  shall  not  be  liable  of any  loss,  damage  or  injury  to  the  goods that  could  not  have  been  avoided  by  the  exercise  of  such  reasonable  care.  In  the event  of  loss,  damage,  shortage,  failure  to  deliver  and/or  misdelivery  involving the  goods  for  which  Company  is  legally  liable.  Company  shall  be  responsible only  to  the  extent  of the  actual  cost  to  repair,  restore,  and/or  replace  such  goods,

or  ten  (10)  cents  per  pound  for  such  goods,  whichever  is  less.  An  excess  valuation charge  may  be  assessed  in  the  event  a  higher  value  is  declared  by  Customer.

Customer  agrees  that  the  foregoing  shall  be  its  exclusive  remedy  against

Company  for  any  claim  or  cause  of action  whatsoever  relating  to  the  goods  or services  hereunder.

6.       LIMITATIONS  ON  LIABILITY

a.   Company  does  not  and  shall  not  at  any  time  insure  the  goods  provided  by

Customer.  Company  does  not  charge  for  insurance  of goods.

b.  Regarding  Domestic  Freight  shipping,  the  parties  hereto  waive  all  rights  and remedies  under  49  U.S.C  14706  (a)  (1).  Company  shall  not  be  liable  in  any  event for  any  special,  incidental  or  consequential  damages,  including  but  not  limited  to loss  of profits,  income,  interest,  utility  or  loss  of market,  whether  or  not  Company had  knowledge  that  such  damages  might  be  incurred.  Company’s  liability,  in absence  of a  higher  declared  value  for  carriage,  is  limited  to  $50.00  per  shipment or  $0.50  per  pound,  per  piece,  of cargo  lost,  damaged,  misdelivered  or  otherwise adversely  affected,  whichever  amount  is  greater,  but  in  no  event  shall  amount exceed  the  actual  invoice  value  of the  goods  or  damages  sustained  by  Customer.

This  limitation  is  further  subject  to  provisions  as  published  in  Company’s  service guides  if  and  as  applicable  in  effect  at  the  time  of this  shipment.  Declared  values for  carriage  in  excess  of $0.50  per  pound,  per  piece,  shall  be  subject  to  an  excess valuation  charge.  The  charge  for  each  additional  $100  of  declared  value  is  $0.85.

Declared  value  does  not  constitute  cargo  insurance.  Unless  each  piece  of the shipment  has  a  declared  value  stated  and  is  specifically  identified  on  the

Company’s  shipping  document  at  the  time  of the  shipment  and  is  so  identified  on the  delivery  receipt  as  being  lost,  damaged,  destroyed,  or  otherwise  adversely affected  at  time  of delivery,  Company  shall  be  liable  for  the  “average  declared value”  of the  shipment.  The  “average  declared  value”  of the  shipment  shall  be determined  by  first  dividing  the  total  declared  value  of the  shipment  by  the  total weight  of the  shipment.  This  figure,  multiplied  by  the  packaged  weight  of the piece(s)  adversely  affected,  shall  then  establish  the  amount  of Company’s liability.  The  total  declared  value  amount  must  be  inserted  in  the  Declared  Value box  on  the  face  of this  shipping  document.  Company’s  liability  shall  in  no  event exceed  the  actual  invoice  value  of the  goods  adversely  affected.  Company  shall not  be  liable  for  loss,  damage,  delay  or  monetary  loss  of any  type  caused  by:  Acts of Gods;  public  authorities  acting  with  actual  or  apparent  authority;  strikes;  labor disputes;  weather;  mechanical  failures;  aircraft  failures;  civil  commotions;  acts  or omissions  of customs  or  quarantine  officials;  the  nature  of the  freight  or  any defects  thereof;  public  enemies;  hazards  incident  to  a  state  of war;  acts  of terrorism;  and  by  acts,  defaults  or  omissions  of the  shipper  or  consignee  for failure  to  observe  the  terms  and  conditions  of the  contract  of carriage  contained  in this  shipping  document,  including  but  not  limited  to  improper  packaging,

marking,  incomplete/inaccurate  shipping  instructions  and  the  rules  relating  to freight  not  acceptable  for  transportation  or  freight  acceptable  only  under  certain conditions  outlined  more  fully  in  Company’s  Domestic  Freight  Terms  and

Conditions,  integrated  by  paragraph  8(a)  of this  agreement.

c.   Regarding  International  and  Brokerage  shipping  services,

i.  Unless  subject  to  a  specific  statute  or  international  convention,  all  claims against  the  Company  for  a  potential  or  actual  loss,  must  be  made  in writing  and  received  by  the  Company,  within  ninety  (90)  days  of the  event giving  rise  to  claim;  the  failure  to  give  the  Company  timely  notice  shall  be a  complete  defense  to  any  suit  or  action  commenced  by  Customer.

ii.    All  suits  against  Company  must  be  filed  and  properly  served  on  Company as  follows:

1.   For  claims  arising  out  of ocean  transportation,  within  one  (1)  year from  the  date  of the  loss;

2.   For  claims  arising  out  of air  transportation,  within  two  (2)  years from  the  date  of the  loss;

3.  For  claims  arising  out  of the  preparation  and/or  submission  of  an import  entry(s),  within  seventy  five  (75)  days  from  the  date  of liquidation  of the  entry(s);

4.  For  any  and  all  other  claims  of any  other  type,  within  two  (2)  years from  the  date  of the  loss  or  damage.

iii.  No  Liability  for  the  Selection  or  Services  of Third  Parties  and/or  Routes.

Unless  services  are  performed  by  persons  or  firms  engaged  pursuant  to express  written  instructions  from  the  Customer,  Company  shall  use reasonable  care  in  its  selection  of third  parties,  or  in  selecting  the  means,

route  and  procedure  to  be  followed  in  the  handling,  transportation,

clearance  and  delivery  of the  shipment;  advice  by  the  Company  that  a particular  person  or  firm  has  been  selected  to  render  services  with  respect to  the  goods,  shall  not  be  construed  to  mean  that  the  Company  warrants  or represents  that  such  person  or  firm  will  render  such  services  nor  does

Company  assume  responsibility  or  liability  for  any  actions(s)  and/or inaction(s)  of  such  third  parties  and/or  its  agents,  and  shall  not  be  liable  for any  delay  or  loss  of any  kind,  which  occurs  while  a  shipment  is  in  the custody  or  control  of a  third  party  or  the  agent  of a  third  party;  all  claims in  connection  with  the  Act  of a  third  party  shall  be  brought  solely  against such  party  and/or  its  agents;  in  connection  with  any  such  claim,  the

Company  shall  reasonably  cooperate  with  the  Customer,  which  shall  be liable  for  any  charges  or  costs  incurred  by  the  Company.

d.  In  regards  to  warehousing.  Company  shall  be  responsible  for  exercising reasonable  care  under  the  circumstances,  and  shall  not  be  liable  for  any  loss,

damage  or  injury  to  the  goods  that  could  not  have  been  avoided  by  the  exercise  of such  reasonable  care.  In  the  event  of loss,  damage,  shortage,  failure  to  deliver and/or  misdelivery  involving  the  goods  for  which  Company  is  legally  liable,

Company  shall  be  responsible  only  to  the  extent  of the  actual  cost  to  repair,

restore  and/or  replace  such  goods,  or  ten  (10)  cents  per  pound  for  such  goods,

whichever  is  less.  An  excess  valuation  charge  may  be  assessed  in  the  event  a higher  value  is  declared  by  Customer.  Customer  agrees  that  the  forgoing  shall  be its  exclusive  remedy  against  Company  for  any  claim  or  cause  of action whatsoever  relating  to  the  goods  or  services  hereunder.

e.   COMPANY  SHALL  NOT  BE  RESPONSIBLE  OR  LIABLE  FOR  ANY

INDIRECT,  CONSEQUENTIAL  OR  SPECIAL  DAMAGES  OF  ANY  TYPE  OR

NATURE  WHATSOEVER  AND  HOWSOEVER  ARISING,  INCLUDING,

WITHOUT  LIMITATION,  LOSS  OF  PROFITS,  LOSS  OF  INCOME,  LOSS  OF

BUSINESS  OPPORTUNITY,  BUSINESS  INTERRUPTION,  LOSS  OF  USE

AND/OR  LOSS  OF  ABILITY  TO  USE  UNDAMAGED  COMPONENT  OR

SYSTEM  PARTS,  WHETHER  RESULTING  FROM  NEGLIGENCE,

BREACH  OF  CONTRACT  OR  OTHERWISE,  AND  REGARDLESS  OF WHETHER

SUCH  DAMAGES  MAY  HAVE  BEEN  FORESEEABLE  BY  ANY PERSON  OR  ENTITY.

f. In the event that a dispute by  this  agreement.  Company  and  Customer  may  jointly  elect

Alternative  Dispute Resolution  as  follows:

i.       The  parties  will  attempt  to  settle  the  dispute  promptly.

ii.       If  such  a  dispute  cannot  be  resolved,  the  parties  will  promptly  initiate  and participate  in  good  faith  mediation  of the  dispute,  with  the  mediator  to  be selected jointly  by  the  parties  or,  if the  parties  cannot  agree  upon  a mediator,  by  a  mediator  to  be  selected  BY  THE  AMERICAN

ARBITRATION  ASSOCIATION  (“AAA”).

iii.       If the  dispute  is  not  resolved  through  mediation,  the  parties  will  promptly submit  such  dispute  to  binding  arbitration  in  accordance  with  the

Commercial  Arbitration  Rules  and  regulations  of  AAA.  Judgment  upon the  award  rendered  by  the  arbitrator  may  be  entered  in  any  court  of competent jurisdiction.

g. Nothing  shall  prevent  either  party  from  directly  seeking  injunctive  or  other equitable  relief  from  any  court  of competent  jurisdiction  in  situations  where damages  would  not  adequately  compensate  for  an  alleged  breach  of this Agreement.

h. The  prevailing  party  in  any  ~~[ERASED THE WORD MEDIATION..  .THERE  IS NO~~

~~PREVAILING PARTY IN A MEDIATION…IT IS A COMPROMISED/SETTLEMENT]~~

arbitration  or  legal  action  to  enforce  or interpret  this  Agreement  shall  be  entitled  to recover  from  the  non-prevailing  party all  costs  and  expenses,  including  reasonable attorneys'  fees,  incurred  in  such action  or  proceeding.

7.  GOVERNING  LAW  AND  JURISDICTION  -  Any  disputes  arising  between  Company and  Customer  shall  be  governed  by  the  laws  of the  State  of  Colorado.  Any  litigation between  Company  and  Customer  shall  be  filed  in  State  or  Federal  Court  in  the  State  of

Colorado.  Company  and  Customer  both  consent  to  personal  jurisdiction  in  the  State  or

Federal  Courts  of the  State  of Colorado.

8.  INTEGRATION  AND  SEVERABILITY

a. This Agreement  integrates,  as  if fully  stated  herein,  Company’s  Warehouse terms and  Conditions,  Domestic  Freight  Terms  and  Conditions,  and  International  &

Brokerage  Terms  and  Conditions  when  applicable.

b.  This  Agreement  and  any  Schedule  or  Terms  of Condition  integrated  hereto constitute  the  entire  agreement  of Customer  and  Company.  Amendment  to  this

Agreement  may  only  be  completed  by  a  signed  writing  of both  Customer  and

Company.

c. Whenever  possible,  each  provision  of this  Agreement  and  any  Schedule  shall  be interpreted  in  such  a  manner  as  to  be  effective  and  valid  under  applicable  law,  but if  any  provision  of this  Agreement  or  any  Schedule  is  held  to  be  prohibited  by  or invalid  under  applicable  law,  such  provision  will  be  ineffective  only  to  the  extent of such  prohibition  or  invalidity,  without  invalidating  the  remainder  of  such provision or  the  remaining  provisions  of this  Agreement  and  any  Schedule.

IN  WITNESS  THEREOF,  the  parties  hereto,  intending  to  be  legally  bound  hereby,  have  caused this  Agreement  to  be  executed  by  their  respective  duly  authorized  representatives  as  of the  day indicated.

BY:

President	CFO
Title	Title

5/15/17	5/15/17
Date	Date